
Mail Stop 3720

February 15, 2007

**Via U.S. Mail**

Mr. Gervais Pellissier
Chief Financial Officer
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

Re:     **France Telecom**
        **Form 20-F for the year ended December 31, 2005**
        **Filed May 22, 2006**
        **File No. 1-14712**

Dear Mr. Pellissier

        We have reviewed your supplemental response letter dated October 20, 2006 and have the following comments.  As noted in our comment letter dated September 20, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Consolidated Statement of Income, page F-2

1.     We have considered the information you provided to us in response to comment #2 from our September 20, 2006 letter, as well as the proposed expanded disclosure in your notes to the financial statements.  For the reasons described below, we continue to have concerns about your statements of profit and loss presentation and related policy disclosures.

       While we understand the general rationale under IAS 1 for a subtotal within "Operating income," it is unclear to us what subset of operating activities is shown below your subtotal.  Please tell us what the company's policy is for determining the items presented above and below the subtotal, and describe the defining features of those items.  We further note that investors are unlikely to understand the distinction between the "gross operating margin" and "operating income" captions as the "gross operating margin" caption contains no information that distinguishes the attribute(s) it is intended to present.

Your response indicates that a separate presentation of the subtotal is required in order to enhance the predictive value of the income statement per paragraph 28 of the IASB Framework. If that is your policy, it is unclear to us how certain of the items meet those conditions. In particular, please explain your basis for presenting the below-mentioned items considering our comments presented below.

a. It appears that the items included in "other operating income" and "other operating expense" are recurring in nature. Therefore, it is not clear to us how these items differ from those excluded from "gross operating margin."

b. Employee profit-sharing expense is a recurring operating expense of the company and appears to be predictable in nature. In this regard, we note that the computation of the employee profit sharing expense amount is based on net income.

c. Shared-based compensation expense is a recurring operating expense of your company. It is not clear to us why you believe that, because the expense amount appears to depend on the French State's decision regarding the factors mentioned in your response, it is appropriate to exclude this from gross operating margin, and what makes this expense different from those included in the caption "Labour expenses."

d. Depreciation and amortization expense is a recurring, predictable operating expense.

e. Impairment of goodwill, impairment of non-current assets, gains (losses) on disposal of assets, restructuring costs and share of profit (losses) of associates appears to be recurring in nature.

2.1.8 Net Revenues, page F-13

Equipment Sales

2.      We refer to your response to comment #4.  Explain to us in better detail your
        relationship with the retailer. Tell us whether the retailers/dealers acquire the
        handsets from you.  If so, do they have inventory risk with respect to the
        handsets? Also, tell us whether the rebate amount you give the dealer is for the
        same amount of the discount given to the customer (i.e. whether you absorb 100%
        of the loss on the sale of the handset). Explain to us in more detail what you mean
        in the third paragraph of your response to our comment. Also, tell us whether
        your accounting policy is the same under IFRS and US GAAP.

Note 38.1 Significant Differences Between IFRS and US GAAP

Revenue Recognition (S), page F-151

3.      We note your response to comment #13.  Tell us whether you believe that the sale
        of the handset is an integral part of your business, and therefore held as inventory.
        If held as inventory, tell us how you considered paragraph 9 of IAS 2 that requires
        inventories to be measured at the lower of cost or net realizable value.  Unless it
        is concluded, after carefully analysis and considering market condition and
        competitor price, that it is probable that an entity has the current ability to sell the
        handset at above cost, it is not clear to us why it would be appropriate to postpone
        the recognition of the loss until the activation of the handset.

4.      Refer to your response to comment 15.  We note that you recognize revenue
        related to the delivered product only if the delivered item has value to the
        customer on a standalone basis.  Tell us whether your mobile handsets have
        portability or can be used in other operators networks.  If not, tell us why you
        believe your policy complies with paragraph 13 of IAS 18.  In this regard, we
        note in paragraph 13 of IAS 18 that "the recognition criteria are applied to two or
        more transactions together when they are linked to such a way that the
        commercial effect cannot be understood without reference to the series of
        transactions as a whole."

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:  Linda Hesse, Esq. (*via facsimile 33-1-56-59-39-39)*